ROPES & GRAY PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

George Baxter T +1 617 951 7748 George.Baxter@ropesgray.com

June 30, 2020

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Ms. Samantha Brutlag

Re: GMO Trust (File Nos. 002-98772 and 811-04347) (the “Registrant”)

Ladies and Gentlemen:

On May 28, 2020, Samantha Brutlag (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided oral comments to Thomas Hiller and George Baxter of Ropes & Gray LLP, counsel to the Registrant, regarding (i) Amendment No. 258 under the Investment Company Act of 1940, as amended (the “1940 Act”) (“Amendment 258”) to GMO Trust’s registration statement on Form N-1A (the “Registration Statement”) relating to GMO Cyclical Focus Fund, a series of the Trust (“Cyclical Focus Fund”); and (ii) Post-Effective Amendment No. 212 under the Securities Act of 1933, as amended (the “Securities Act”) and Amendment No. 259 under the 1940 Act (“Amendment 212/259” and, together with Amendment 258, collectively, the “Amendments”) relating to Cyclical Focus Fund and GMO Emerging Country Debt Share Fund (“ECDS Fund” and, together with Cyclical Focus Fund, each a “Fund” and together, the “Funds”). Responses to the comments are set forth below. Please note that, as discussed with the Staff Reviewer, we have provided collective responses to numerous global comments that were applicable to multiple Funds and/or Amendments. Defined terms used but not defied herein shall have the meanings given to them in the Amendments.

General

1.	Please provide the Staff with each Fund’s completed annual fund operating expenses table, expense example, and performance information at least one week prior to the effective date of the Registration Statement.

Response: The requested information was provided to the Staff Reviewer via electronic mail on June 23, 2020.

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GMO Cyclical Focus Fund

2.	Please have Cyclical Focus Fund adopt and disclose a policy under Rule 35d-1 under the 1940 Act to invest under normal circumstances at least 80% of its net assets in cyclical industries and please include a definition of “cyclical industries” for this purpose.

Response: The adopting release to Rule 35d-1 under the 1940 Act (“Adopting Release”) states that the Rule requires a registered investment company with a name suggesting that the company focuses on a particular type of investment to invest at least 80% of its net assets in the type of investment suggested by its name. The Adopting Release also states that the Rule does not apply to fund names that incorporate terms that connote “types of investment strategies” as opposed to “types of investments.” In the Adopting Release, the Commission used the terms “income”
and “growth” as examples of such “investment strategy” terms to which the Rule does not apply, and stated that the Commission’s Division of Investment Management (“Division”) will “continue to scrutinize” investment company names “not covered by” the Rule, and that, in determining whether a particular name is misleading, the Division will consider whether the name would “lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the company's intended investments or the risks of those investments.”

The Registrant notes that the Fund’s use of “cyclical” in its name relates to the Fund’s principal investment strategy of investing in securities of companies operating in cyclical industries that GMO believes to be superior to industry peers. The use of “cyclical” does not relate to a type of investment or an investment in a clearly defined or identifiable industry or group of industries. In addition, the Registrant believes that “cyclical” is a broad, comprehensive term, the conventional meaning of which encompasses many industries, in contrast with, for example, terms like “technology” or “healthcare,” which clearly apply to well-defined and specified industries and industry groups.

The Registrant believes the Fund’s disclosure and investment program are consistent with the Fund’s name. The Fund’s “Principal Investment Strategies” disclosure states that GMO seeks to achieve the Fund’s investment objective by investing in companies operating in cyclical industries (e.g., consumer discretionary, financials, energy, real estate, materials and industrials), and the Fund’s “Market Risk – Equities” disclosure states that equities characterized as relatively cyclical may be especially sensitive to economic cycles and that their performance can be significantly affected by, among other factors, cyclical revenue generation, consumer confidence and changing consumer preferences, and the performance of domestic and international economies.

Given these factors, the Registrant does not believe that Rule 35d-1 applies to the word “cyclical” as used in the Fund’s name.

3.	The Staff notes that Cyclical Focus Fund’s “Principal Investment Strategies” disclosure indicates that the Fund may invest in securities of companies tied economically to emerging countries. Please add disclosure defining what the term “emerging countries” means in this respect.

Response: The Registrant notes that the phrase “emerging countries” is defined in respect of Cyclical Focus Fund to mean “the world’s less developed countries,” as set forth in the “Definitions” sub-section of the “Additional Information About the Fund’s Investment Strategies, Risks and Expenses” section of the Prospectus and Private Placement Memorandum relating to the Fund.

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4.	The Staff notes that Cyclical Focus Fund’s “Principal Investment Strategies” disclosure states that the Fund may invest in exchange-traded funds (“ETFs”). Please confirm that an “Acquired Fund Fees and Expenses” line is not required in the Annual Fund operating expenses table.

Response: The Registrant confirms that the fees and expenses expected to be incurred indirectly by the Fund as a result of investment in shares of ETFs and other Acquired Funds (as defined in Form N-1A) are not expected to exceed 0.01% of the average net assets of the Fund and, therefore, pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A, a separate line item for “Acquired Fund Fees and Expenses” line is not required in the Fund’s Annual Fund operating expenses table. As permitted by Instruction 3(f)(i) to Item 3 of Form N-1A, any such fees and expenses will be included in the Fund’s Annual Fund operating expenses table under the subcaption “Other expenses.”

5.	The Staff notes that Cyclical Focus Fund’s Item 9 disclosure relating to “Illiquidity Risk” refers to Treasury Inflation-Protected Securities (“TIPs”). If the Fund will invest in TIPs as a principal investment strategy, please include disclosure about TIPs in the Fund’s “Principal Investment Strategies” disclosure.

Response: The Registrant confirms that Cyclical Focus Fund does not expect to invest in TIPs as a principal investment strategy. The Registrant notes further that TIPs are mentioned specifically in Item 9 disclosure for the purpose of providing a fairly recent example of how illiquidity risk has been greater during periods of market stress, as the relevant disclosure states: “Illiquidity risk also may be greater in times of financial stress. For example, TIPS have experienced periods of greatly reduced liquidity during disruptions in fixed income markets, such as the events surrounding the bankruptcy of Lehman Brothers in 2008.” The Registrant believes that this disclosure is helpful to investors and consistent with Form N-1A.

6.	Please confirm that information presented in the Financial Highlights section of the Prospectus is consistent with guidance provided in the November 1, 1994 “Dear CFO Letter” and Item 25 of Schedule A to the Securities Act.

Response: The Registrant believes that its Prospectus complies with all applicable requirements. The Registrant notes that the “Dear CFO Letter” states, in relevant part, the following:

“Although the staff has interpreted Section 14(a)(2) of the [1940 Act] generally to permit a new series of a fund to make a public offering of securities without having at least $100,000 of net worth, a fund registering a new series may sell one or more shares of the series to a single shareholder, usually affiliated with the fund. In such cases, regardless of the amount invested by the initial shareholder or shareholders prior to the effectiveness of the registration, an audited balance sheet is required in the registration statement in accordance with Item 25, Schedule A of the [Securities Act].”

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The Registrant believes that the referenced “Dear CFO Letter” guidance does not apply in the case of Cyclical Focus Fund because each of the Trust and Cyclical Focus Fund has and will have at least $100,000 of net worth as of the date of Cyclical Focus Fund’s initial public offering, which is expected to commence on or after the June 30, 2020 effective date of the Fund’s initial Registration Statement under the Securities Act (the “Effective Date”).

The Registrant notes further that, even if the “Dear CFO Letter” guidance were deemed to apply to Cyclical Focus Fund, the Fund’s disclosure in any event complies with the Securities Act (and Schedule A thereto) because the Commission has, pursuant to authority granted to it under Section 7(a) of the Securities Act,1 determined that open-end management investment companies, such as the Trust and its series, Cyclical Focus Fund, must file Registration Statements under the Securities Act pursuant to Form N-1A and its applicable requirements, which includes certain information required under Regulation S-K and Regulation S-X.2

The Registrant notes that, with respect to financial information required in a prospectus, Form N-1A refers to the applicable requirements of Regulation S-X, the relevant portion of which (§210.3-18) does not require a new fund, such as Cyclical Focus Fund, to include in its Prospectus an “[audited] balance sheet as of a date not more than 90 days prior to” the Effective Date (as set forth in Item 25 of Schedule A to the Securities Act).

Lastly, the Registrant notes that Item 25 of Schedule A of the Securities Act requires an audited balance sheet and other financial information as of a date “not more than 90 days prior to the filing” of Cyclical Focus Fund’s initially effective Registration Statement under the Securities Act. In this case, as a new fund, Cyclical Focus Fund did not exist nor have operations 90 days prior to when it filed its initial Registration Statement under the Securities Act. As such, even if Item 25 of Schedule A were to apply, the Fund could comply with its requirements by submitting financial information showing no assets or liabilities, which the Registrant submits would not be helpful to or informative for investors.

1 Section 7(a) of the Securities Act states: “The registration statement, when relating to a security other than a security issued by a foreign government, or political subdivision thereof, shall contain the information, and be accompanied by the documents, specified in Schedule A, and when relating to a security issued by a foreign government, or political subdivision thereof, shall contain the information, and be accompanied by the documents, specified in Schedule B; except that the Commission may by rules or regulations provide that any such information or document need not be included in respect of any class of issuers or securities if it finds that the requirement of such information or document is inapplicable to such class and that disclosure fully adequate for the protection of investors is otherwise required to be included within the registration statement.” (Emphasis added)

2 The Commission has stated that “[m]any of the disclosure requirements in Regulation S-K originated in Schedule A of the Securities Act” and that “over the years, the Commission has exercised [its authority under Section 7(a) of the Securities Act] to adopt various registration forms and requirements.” See SEC Release No. 10064, Business and Financial Disclosure Required by Regulation S-K, April 13, 2016.

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GMO Emerging Country Debt Share Fund

7.	Please confirm that ECDS Fund is a “feeder” fund that will invest substantially all of its assets in a “master” fund in reliance on Section 12(d)(1)(E) of the 1940 Act.

Response: The Registrant confirms that ECDS Fund is a “feeder” fund that will invest substantially all of its assets in a “master” fund in reliance on Section 12(d)(1)(E) of the 1940 Act.

8.	Please explain what is included in the row of the Annual Fund operating expenses table entitled “Acquired fund fees and expenses (underlying fund expenses)”.

Response: The Registrant notes that the referenced row contains information about the fees and expenses of the “master” fund in which ECDS Fund invests substantially all of its assets. The Registrant notes that the footnote corresponding to the referenced row states that the information includes underlying fund fees and expenses and interest expense incurred by underlying funds.

9.	Please confirm that, with respect to the Fund’s use of derivatives, the Fund uses the mark-to-market value of the derivatives for purposes of determining whether the Fund complies with its Name Policy under Rule 35d-1.

Response: As noted in the Adopting Release, Rule 35d-1 “permit[s] an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”3 Consistent with this statement and the general purposes of Rule 35d-1 under the 1940 Act, the Registrant uses either a derivative contract’s notional value or market value, depending on which value the Registrant believes best reflects the economic characteristics of the investment exposure provided by the derivative contract.

10.	Please confirm supplementally that ECDS Fund will not invest more than 15% of its net assets in illiquid investments.

Response: The Registrant confirms that ECDS Fund will not invest more than 15% of its net assets in illiquid investments. The Registrant notes that the following disclosure is included in the “Illiquid Investments, Private Placements, Restricted Securities, and IPOs and Other Limited Opportunities” section of Statement of Additional Information: “Each Fund may invest up to 15% of its net assets in illiquid investments. For this purpose, ‘illiquid investments’ are investments that the Fund reasonably expects cannot be sold or disposed of under current market conditions within seven calendar days without the sale or disposition significantly changing the market value of the investment.”

3 See “Final Rule: Investment Company Act Names,” Rel. No. IC-24828 (Jan. 17, 2001) at n. 13.

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Both Funds

11.	The Staff notes that each Fund’s “Principal Investment Strategies” disclosure includes statements that the Fund’s portfolio management team incorporates or may incorporate “ESG” criteria into the Fund’s investment process. In light of this, please revise the disclosure in each Fund’s Fund Summary to address the following ESG-related topics:

a.	Whether GMO selects investments for each Fund with reference to or in reliance on (i) an ESG index; (ii) a third-party ESG rating organization and/or data providers; (iii) a proprietary screen for ESG factors that GMO has created; or (iv) any combination of those methods;
b.	How GMO performs diligence on companies to screen for ESG factors; and
c.	Whether ESG criteria are applied to all or some of the Fund’s investments and potential investments, and whether ESG criteria are an exclusive or primary factor or just one of many factors GMO considers.

Response: With respect to Comment 11(a), the Registrant notes that for each Fund, GMO generally utilizes ESG criteria that GMO has developed internally and third-party ESG rating organizations and/or data providers.

With respect to Comment 11(b), GMO typically considers criteria from a number of sources to identify ESG-related risks, including a company’s public SEC and other filings, news and articles in the press, litigation-related information and statements from company executives.

With respect to Comment 11(c), for each of Cyclical Focus Fund and ECDS Fund, ESG factors are some of the many factors that GMO’s investment teams consider, and ESG factors are neither the exclusive nor primary factors GMO considers for these Funds. In addition, the weight that ESG factors are given in a particular investment decision is dependent upon an investment team’s assessment of their materiality and relevance to that investment decision.

In response to this Comment, the Registrant confirms that it will revise the Item 9 disclosure in the “Additional Information About the Fund’s Investment Strategies, Risks and Expenses” section of each Fund’s Prospectus to incorporate the information provided in response to Comments 11(a)-(c).

12.	Please consider, in light of Comment #11 above, whether the inclusion of an ESG-specific risk factor would be appropriate for each Fund. Further, to the extent GMO relies on third-party ESG ratings organizations or data providers, please consider revising disclosure to describe the risks of relying on such third-party service providers, as well as GMO’s diligence on such service providers.

Response: Because ESG criteria are not primary considerations for either Fund, but rather some considerations among many others, as described above, the Registrant believes that the creation of an ESG-specific risk factor or a risk factor relating to third-party ESG ratings/data providers would not be appropriate for either Fund. The Registrant notes further that including such ESG-specific risk factors could potentially confuse investors by suggesting ESG criteria play a more significant role in the Fund’s investment process than is actually the case. Given this, the Registrant respectfully declines to add the requested ESG-related risk disclosures.

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13.	Please confirm that the Funds do not expect to invest in a wholly-owned subsidiary that will be treated as a controlled foreign corporation (“CFC”) for U.S. federal income tax purposes.

Response: The Registrant confirms that the Funds do not expect to invest in a wholly-owned subsidiary that will be treated as a CFC for U.S. federal income tax purposes.

14.	The Staff notes that each Fund states, in the lead-in paragraph to the “Principal Risks” section of its Fund Summary, that the Fund is a non-diversified investment company under the 1940 Act. Please consider adding “Non-Diversified Risk” as a standalone principal risk and disclosing that the Fund is non-diversified in the “Principal Investment Strategies” section of the Fund Summary.

Response: The Registrant respectfully submits that the referenced disclosure is sufficient regarding each Fund’s non-diversified status and complies with Form N-1A. The Registrant believes that the placement of this disclosure in the lead-in paragraph delineates this risk from the other principal risks, which are generally based on the Fund’s principal investment strategies, as opposed to the way the Fund is classified under the 1940 Act, and notes that “Non-Diversified Funds” risk is included as a standalone risk in the section entitled “Description of Principal Risks” of the Fund’s Prospectus. Given this, the Registrant respectfully declines to make the requested changes.

15.	Please consider adding to the Item 4 “Market Disruption and Geopolitical Risk” disclosure for each Fund a reference to risks of pandemics, in light of the current COVID-19 pandemic.

Response: The requested change has been made.

16.	In the “Management of the Fund” sub-section in the Fund Summary section of each Prospectus, please include the year of the Fund’s inception in the table disclosing the Senior Members’ length of service with the Fund.

Response: The requested disclosure has been added.

17.	Please ensure that disclosure in the “Multiple Classes and Eligibility” section of each Prospectus is clear regarding the specific classes of shares that are offered by each Fund.

Response: The Registrant confirms that disclosure in the referenced section of each Prospectus will be clear regarding the specific classes of shares that are offered by each Fund.

* * * * * *

Very truly yours,

/s/ George Baxter

George Baxter

cc:	Jonathan Feigelson, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC
Thomas R. Hiller, Esq., Ropes & Gray LLP